PWRW&G LLP Draft 2/25/2020

DESCRIPTION OF THE CAPITAL STOCK
In this document, the “Company”, “we” and “us” refer to Virtu Financial, Inc., a Delaware corporation.
Capital Stock
        Our amended and restated certificate of incorporation authorizes 1,000,000,000 shares of Class A common stock, par value $0.00001 per share, 175,000,000 shares of Class B common stock, par value $0.00001 per share, 90,000,000 shares of Class C common stock, par value $0.00001 per share, 175,000,000 shares of Class D common stock, par value $0.00001 per share, and 50,000,000 shares of preferred stock, par value $0.00001 per share.
Our Class A common stock are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, and are listed on Nasdaq under the ticker symbol “VIRT”.
Common Stock
Voting
        The holders of our Class A common stock, Class B common stock, Class C common stock and Class D common stock vote together as a single class on all matters submitted to stockholders for their vote or approval, except (i) as required by applicable law or (ii) any amendment (including by merger, consolidation, reorganization or similar event) to our certificate of incorporation that would affect the rights of the Class A common stock and the Class C common stock in a manner that is disproportionately adverse as compared to the Class B common stock or Class D common stock, or vice versa, in which case the holders of Class A common stock and Class C common stock or the holders of Class B common stock and Class D common stock, as applicable, shall vote together as a class.
        Holders of our Class A common stock and Class C common stock are entitled to one vote on all matters submitted to stockholders for their vote or approval. Holders of our Class B common stock and Class D common stock are entitled to ten votes on all matters submitted to stockholders for their vote or approval.
        TJMT Holdings LLC (the "Founder Member"), an affiliate of Mr. Vincent Viola, our Founder and Chairman Emeritus, controls a majority of the combined voting power of our common stock as a result of its ownership of our Class D common stock. Accordingly, the Founder Member controls our business policies and affairs and can control any action requiring the general approval of our stockholders, including the election of our board or directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets. The Founder Member will continue to have such control as long as it owns at least 25% of our issued and outstanding common stock. This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change of control of our Company and may make some transactions more difficult or impossible without the support of the Founder Member, even if such events are in the best interests of minority stockholders.
Dividends
        The holders of Class A common stock and Class B common stock are entitled to receive dividends when, as and if declared by our board of directors out of legally available funds. Under our amended and restated certificate of incorporation, dividends may not be declared or paid in respect of Class B common stock unless they are declared or paid in the same amount in respect of Class A common stock, and vice versa. With respect to stock dividends, holders of Class B common stock must receive Class B common stock while holders of Class A common stock must receive Class A common stock.
        The holders of our Class C common stock and Class D common stock do not have any right to receive dividends other than dividends consisting of shares of our (i) Class C common stock, paid proportionally with respect to each outstanding share of our Class C common stock, and (ii) Class D common stock, paid proportionally with respect to each outstanding share of our Class D common stock, in each case in connection with stock dividends.
Merger, Consolidation, Tender or Exchange Offer
        The holders of Class B common stock and Class D common stock are not entitled to receive economic consideration for their shares in excess of that payable to the holders of Class A common stock and Class C common stock, respectively, in the event of a merger, consolidation or other business combination requiring the approval of our stockholders or a tender or exchange offer to acquire any shares of our common stock. However, in any such event involving consideration in the form of securities, the holders of Class B common stock and Class D common stock will be entitled to receive securities that have no more than ten times the voting power of any securities distributed to the holders of Class A common stock and Class C common stock.
Liquidation or Dissolution
        Upon our liquidation or dissolution, the holders of our Class A common stock and Class B common stock are entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Other than their par value, the holders of our Class C common stock and Class D common stock do not have any right to receive a distribution upon a liquidation or dissolution of our company.
Conversion, Transferability and Exchange
        Our amended and restated certificate of incorporation provides that each share of our Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock, and each share of our Class D common stock is convertible at any time, at the option of the holder, into one share of Class C common stock. Our amended and restated certificate of incorporation further provides that each share of our Class B common stock will automatically convert into one share of Class A common stock, and each share of our Class D common stock will automatically convert into one share of our Class C common stock (a) immediately prior to any sale or other transfer of such share by the Founder Member or any of its affiliates or permitted transferees (collectively, "Founder Equityholders"), subject to certain limited exceptions, such as transfers to permitted transferees, or (b) if Founder Equityholders own less than 25% of our issued and outstanding common stock. Shares of our Class A common stock and Class C common stock are not subject to any conversion right.
        Under our amended and restated certificate of incorporation, "permitted transferees" of the Founder Member include (i) Vincent Viola or any of his immediate family members (which would include parents, grandparents, lineal descendants, siblings of such person or such person's spouse, and lineal descendants of siblings of such person or such person's spouse) or any trust, family-partnership or estate-planning vehicle so long as Mr. Viola and/or his immediate family members are the sole economic beneficiaries thereof, (ii) any corporation, limited liability company, partnership or other entity of which all of the economic beneficial ownership thereof belongs to Mr. Viola, his immediate family members or any trust, family-partnership or estate-planning vehicle whose economic beneficiaries consist solely of Mr. Viola and/or his immediate family members, (iii) a charitable institution controlled by Mr. Viola and/or his immediate family members, (iv) an individual mandated under a qualified domestic relations order and (v) a legal or personal representative of Mr. Viola and/or his immediate family members in the event of death or disability.
        Among other exceptions described in our amended and restated certificate of incorporation, the Founder Equityholders are permitted to pledge shares of Class D common stock and/or Class B common stock that they hold from time to time without causing an automatic conversion to Class C common stock or Class A common stock, as applicable, provided that any pledged shares are not transferred to or registered in the name of the pledgee.
        Subject to the terms of the Exchange Agreement entered into on April 15, 2015 by and among us, Virtu Financial LLC and holders of non-voting common interest units of Virtu Financial LLC, which we refer to as "Virtu Financial Units" (i) the Founder Member may exchange its Virtu Financial Units and a corresponding number of shares of our Class D common stock or, after the Triggering Event (defined as the point in time when the Founder Equityholders no longer beneficially own shares representing 25% of our issued and outstanding common stock), Class C common stock, for shares of our Class B common stock (or, after the Triggering Event, Class A common stock) and (ii) the other Virtu Post-IPO Members may exchange their vested Virtu Financial Units and a corresponding number of shares of our Class C common stock for shares of our Class A common stock. Each such exchange will be on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Upon exchange, each share of our Class C common stock or Class D common stock so exchanged will be cancelled.
Other Provisions
        None of the Class A common stock, Class B common stock, Class C common stock or Class D common stock has any pre-emptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class A common stock, Class B common stock, Class C common stock or Class D common stock.
        At such time as no Virtu Financial Units remain exchangeable for shares of our Class A common stock, our Class C common stock will be cancelled. At such time as no Virtu Financial Units remain exchangeable for shares of our Class B common stock, our Class D common stock will be cancelled.
Preferred Stock
        We are authorized to issue up to 50,000,000 shares of preferred stock. Our board of directors is authorized, subject to limitations prescribed by Delaware law and our amended and restated certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors is also authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company and may adversely affect the voting and other rights of the holders of our Class A common stock, Class B common stock, Class C common stock and Class D common stock, which could have a negative impact on the market price of our Class A common stock.
Corporate Opportunities
        Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, the doctrine of "corporate opportunity" does not apply against the Founder Member, Mr. Viola, and certain affiliates of Temasek Holdings (Private) Limited ("Temasek"), any of our non-employee directors or any of their respective affiliates in a manner that would prohibit them from investing in competing businesses or doing business with our clients or customers. In addition, subject to the restrictions on competitive activities described below, Mr. Douglas A. Cifu, our Chief Executive Officer, is permitted to become engaged in, or provide services to, any other business or activity in which Mr. Viola is currently engaged or permitted to become engaged, to the extent that Mr. Cifu's level of participation in such businesses or activities is consistent with his current participation in such businesses and activities. The Third Amended and Restated LLC Agreement of Virtu Financial LLC provides that Mr. Viola, in addition to our other executive officers and our employees that are members of Virtu Financial LLC, may not directly or indirectly engage in certain competitive activities until the third anniversary of the date on which such person ceases to be an officer, director or employee of ours. Certain affiliates of Temasek and our non-employee directors are not subject to any such restriction.
Certain Certificate of Incorporation, By-Law and Statutory Provisions
        The provisions of our amended and restated certificate of incorporation and by-laws and of the Delaware General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of Class A common stock.
Anti-Takeover Effects of our Certificate of Incorporation and Bylaws
        Our amended and restated certificate of incorporation and by-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of our Company unless such takeover or change in control is approved by our board of directors.
        These provisions include:
        Classified Board.    Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors is elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board. Our amended and restated certificate of incorporation also provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors is fixed exclusively pursuant to a resolution adopted by our board of directors.
        In addition, our amended and restated certificate of incorporation provides that, following the Triggering Event (defined as the point in time when Founder Equityholders no longer beneficially own shares representing 25% of our issued and outstanding common stock), other than preferred stock directors and subject to obtaining any required stockholder votes or consents under the Stockholders Agreement dated as of April 15, 2015 by and among the Company and the stockholders named therein, directors may only be removed for cause and by the affirmative vote of holders of 75% of the total voting power of our outstanding shares of common stock, voting together as a single class. This requirement of a super-majority vote to remove directors for cause could enable a minority of our stockholders to exercise veto power over any such removal.
        Action by Written Consent; Special Meetings of Stockholders.    Our amended and restated certificate of incorporation provides that, following the Triggering Event, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our amended and restated certificate of incorporation and by-laws also provide that, subject to any special rights of the holders of any series of preferred stock and except as otherwise required by law, special meetings of the stockholders can only be called by the chairman or vice chairman of the board or the chief executive officer, or pursuant to a resolution adopted by a majority of the board of directors or, until the Triggering Event, at the request of holders of a majority of the total voting power of our outstanding shares of common stock, voting together as a single class. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.
        Advance Notice Procedures.    Our amended and restated by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting are only able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the by-laws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our Company.
        Super-Majority Approval Requirements.    The Delaware General Corporation Law generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless either a corporation's certificate of incorporation or by-laws require a greater percentage. Our amended and restated certificate of incorporation and by-laws provide that, following the Triggering Event, the affirmative vote of holders of 75% of the total voting power of our outstanding common stock eligible to vote in the election of directors, voting together as a single class, is required to amend, alter, change or repeal specified provisions, including those relating to the classified board, actions by written consent of stockholders, calling of special meetings of stockholders, business combinations and amendment of our amended and restated certificate of incorporation and by-laws. This requirement of a super-majority vote to approve amendments to our amended and restated certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.
        Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.
        Business Combinations with Interested Stockholders.    Our amended and restated certificate of incorporation provides that we are not subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation's voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. Nevertheless, our amended and restated certificate of incorporation contains provisions that have the same effect as Section 203, except that it provides that the Founder Member, certain affiliates of Temasek, their respective affiliates and successors and their transferees are not deemed to be "interested stockholders," regardless of the percentage of our voting stock owned by them, and accordingly are not subject to such restrictions.

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